Filed by GRIC Communications, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Axcelerant, Inc.
Commission File No.: 000-27871

On August 13, 2003, GRIC Communications, Inc. issued a press release announcing that it had reached a definitive agreement to acquire Axcelerant, Inc.  The text of the press release follows.

Financial Contact: John Riley
GRIC Communications, Inc.
(408) 965-1377
investor@gric.com

Media Contact: Richard Rossi
GRIC Communications, Inc.
(408) 965-1144
rrossi@gric.com

GRIC Announces Definitive Agreement to Acquire Axcelerant, a Leading Provider of
Broadband VPN Services

Agreement Provides Global Enterprises with Increased Value, Choice, and Further Total Cost of
Ownership Reductions while Broadening GRIC’s Opportunity in Fast-Growing Remote Worker Market

MILPITAS, Calif. - August 13, 2003 - GRIC Communications, Inc. (Nasdaq: GRIC), a leading global provider of secure mobility solutions for global enterprises, announced today that it has reached a definitive agreement to acquire privately-held Axcelerant, Inc. a proven provider of managed broadband VPN services to Fortune 1000 companies, in a stock-for-stock merger. Under the terms of the agreement, Axcelerant stockholders will receive GRIC common stock and options representing approximately 22% of the combined company on a common equivalents basis (including GRIC preferred stock on an as-if converted basis).

Enhanced Value for Enterprise Customers

With the addition of Axcelerant, GRIC’s global mobility solution enables enterprise customers to manage and support virtually all types of employees outside the corporate firewall on a secure and cost effective basis through a single point of contact, providing unprecedented convenience, simplicity, savings and productivity.  The acquisition also enhances GRIC MobileOffice by strengthening support for remote and branch office workers — the largest segment of the fast-growing enterprise mobile office services market — and by bolstering broadband VPN capabilities.

GRIC MobileOffice, when bundled with Axcelerant’s powerful VPN/security capabilities and network management features, will provide an even greater ability to securely and intelligently manage mobile and remote workers. By monitoring and trouble-shooting network activity in real-time, enterprises can identify and thwart security threats while reducing complexity and overall communications costs.

“GRIC is our trusted and valued provider for reliable and secure mobility solutions. We are excited by the prospect of GRIC extending its offering to include broadband teleworker services, further simplifying the management and support of our remote workforce.” said John Boyland, Global Network Director of International Rectifier.

Accelerated Enterprise Market Momentum

“GRIC is acquiring a company with a proven track record of providing secure, reliable and comprehensive managed broadband VPN services for leading Fortune 1000 companies. This enables us to quickly and effectively address a large and growing market opportunity, including substantial immediate opportunities among the installed bases of both companies. This is an important step that advances our goal of becoming the leading provider of enterprise mobility solutions for outside the corporate firewall,” said Bharat Davé, President and CEO of GRIC.

“This agreement brings together two companies with a shared vision of enterprise mobility challenges and requirements, complementary product lines, capabilities and target markets. Together, we will deliver even more compelling and distinctive value to the combined company’s customers and partners,” said Dennis Andrews, President and CEO of Axcelerant.

A leading industry analyst also praised the combination. “This transaction will bring together two companies with highly-regarded and complementary services for managing mobile and remote workers. The combined company will have a large, growing and robust market opportunity as enterprises continue to look for ways to streamline and simplify the process of securely managing and supporting the growing legions of mobile and remote workers,” said Amy Cravens, Senior Analyst of Instat/MDR.

International Data Corporation, a leading technology market research firm, forecasted in April 2002 that the number of mobile and remote workers will increase from 100 million worldwide today to more than 162 million by the end of 2006. Of the 100 million mobile and remote workers, 70 million are teleworkers, telecommuters, and branch office workers.

Financial Terms and Conditions

The definitive agreement has been approved by both boards of directors.  Following the expected closing of the proposed merger in late Q4 of this year, Axcelerant stockholders will receive shares of GRIC common stock and options representing approximately a 22% equity interest in the combined company on a fully diluted basis (including GRIC preferred stock on an as if converted basis).  The transaction contemplates Axcelerant representation on GRIC’s board of directors and restrictions on resales of shares issued to Axcelerant affiliates.  The transaction is subject to SEC review, GRIC and Axcelerant stockholder approvals and customary closing conditions, any of which could delay or prevent the completion of the proposed merger. Accordingly, GRIC and Axcelerant cannot assure that the proposed merger will be completed in

Q4 2003, or at all.  GRIC was advised by Broadview International and legal counsel was provided by Fenwick & West LLP, while Axcelerant received legal counsel from Stradling Yocca Carlson & Rauth LLP.

Axcelerant’s revenues during 2002 were $16.1 million and during the first six months of 2003 were approximately $10 million.  GRIC currently anticipates that the transaction will be accretive to its earnings in 2004 and currently expects that it will be profitable for the 2004 fiscal year.

Live Webcast

GRIC will host a live webcast today at 4:30 p.m. EDT / 1:30 p.m. PDT to discuss the acquisition of Axcelerant. The live webcast can be accessed through the Investor Relations page of GRIC’s website:  http://www.gric.com/investor/webcast.html. If you are unable to listen to the live webcast, a replay will be available for approximately thirty days by accessing  http://www.gric.com/investor/webcast.html.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

GRIC intends to file with the SEC a registration statement that will include a proxy statement/prospectus of GRIC, and other relevant materials in connection with the transaction.  The proxy statement/prospectus will be mailed to the stockholders of GRIC and Axcelerant.  Investors and security holders of GRIC and Axcelerant are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about GRIC, Axcelerant, the transaction and related risks.  The registration statement, proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by GRIC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GRIC by contacting GRIC Investor Relations, GRIC Communications, Inc., at (408) 955-1920 or investor@gric.com.

GRIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GRIC and Axcelerant in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the joint proxy statement/prospectus of GRIC and Axcelerant described above. Additional information regarding these directors and executive officers is also included in GRIC’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 16, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from GRIC by contacting GRIC by contacting GRIC Investor Relations at (408) 955-1920 or investor@gric.com).

About GRIC Communications Inc.

GRIC Communications, Inc. is a leading provider of secure enterprise mobility solutions for enterprises and service providers worldwide. GRIC’s mission is to enable customers to dramatically reduce the cost, complexity, and risk of mobility, while maximizing the productivity of mobile and remote workers. GRIC’s TierOne Network™ of more than 300 top-tier service providers is the world’s largest access network and features more than 30,000 wired and wireless access points in over 150 countries. GRIC is the world’s leading and most experienced providers of secure mobile broadband services. The GRIC Tier One Network includes more than 2,200 WiFi access points in hotels, convention centers, and airports worldwide.

The award-winning GRIC MobileOffice enables enterprises to manage and support mobile professionals, such as business travelers. GRIC MobileOffice features an easy-to-use, intuitive interface that maximizes productivity by enabling end users to securely, rapidly and conveniently access their corporate information and applications from virtually anywhere.  More information about GRIC is available at www.GRIC.com.

About Axcelerant

Founded in 2001, Axcelerant, based in Irvine, Calif., is a leading provider of managed remote broadband services for major Fortune 1000 customers across multiple industries. Axcelerant provides a comprehensive, secure and reliable solution for managing remote workers and the largest broadband footprint available via partnerships with leading broadband carriers.  Axcelerant provides secure, reliable and comprehensive managed broadband VPN services to Fortune 1000 companies including Bristol-Myers Squibb, Charles Schwab, Novartis, Penske Truck Leasing, and many others. For further information, visit www.Axcelerant.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The above statements by John Boyland, Bharat Davé, Dennis Andrews and Amy Cravens, the forecasts and other information published by International Data Corporation, and the statements that the transaction is expected to be accretive to GRIC’s earnings in 2004 and that GRIC will be profitable in 2004 are forward-looking statements that involve risks and uncertainties.  Factors that could cause such statements, forecasts and information to be inaccurate, or that could cause the noted anticipated benefits and synergies of the merger not to be realized, include:  the possibility that the acquisition will not be completed, or that prior to the closing the businesses of the companies will suffer due to uncertainty about the acquisition; the failure of revenue or cost synergies related to the merger to materialize (for example due to difficulties in the integration of the two companies and their personnel, products and services that may result in loss of customer traction, customer cancellations or increased integration costs); the possibility that the market for the offerings of the combined company will not develop as rapidly as anticipated or in the direction anticipated, or that product or service launches will be delayed;  or factors that could impact either company’s separate operations, including the risk factors listed from time to time in our most recent reports on Form 10-K and Form 10-Q on file with the SEC and available through www.sec.gov.

GRIC, GRIC TierOne Network, GRIC MobileOffice and the GRIC logo are trademarks of GRIC Communications, Inc. All other trademarks mentioned in this document are the property of their respective owners.